March 6, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining

Re:	Globe Specialty Metals, Inc.
Form 10-K for Fiscal Year Ended June 30, 2012
Filed August 27, 2012
Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2012
Filed August 30, 2012
File No. 001-34420

Dear Ms. Jenkins:

This letter is in response to your comment letter received on February 26, 2013.  We have set forth below your comment in italics, followed by our response.

Amendment No. 1 to Form 10-K for the fiscal year ended June 30, 2012

1.
We note you amended your Form 10-K by filing an abbreviated amendment.  This amendment solely included the report of the independent registered public accounting firm.  Please note that amendments to Exchange Act filings must include the complete text of each item (i.e., financial statements and the reports of independent registered public accounting firm) that is amended per Exchange Act Rule 12b-15. Please amend your Form 10-K to comply or tell us why you believe this amendment complies with the Exchange Act.

Response:

We will file on or before March 15, 2013 an amendment to our Form 10-K for the fiscal year ended June 30, 2012, providing the complete text of Item 8, including the reports of the independent registered public accounting firm, the financial statements and the notes thereto.

*           *           *

Pursuant to your request, in connection with responding to this comment, the company acknowledges that:

·	the company is responsible for the adequacy and the accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Stephen Lebowitz
Stephen Lebowitz Chief Legal Officer